Exhibit 77(c)

Matters submitted to a Vote of Security Holders

On January 4, 2011 a Special Meeting of Shareholders of ING Legg Mason ClearBridge Aggressive Growth Portfolio, a series of ING Partners, Inc., was held at which the shareholders were asked to approve an Agreement and Plan of Regorganization by and between ING Legg Mason ClearBridge Aggressive Growth Portfolio and ING Large Cap Growth Portfolio.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Legg Mason ClearBridge Aggressive Growth Portfolio	1	5,092,760.594	311,185.674	309,805.836	5,713,752.104